9 February 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirge

Re:	Integrated Media Technology Limited Draft Registration Statement on Form 20-F Submitted November 3, 2016 CIK No. 0001668438

Dear Mr. Larry Spirge,

We refer to the letter from you dated January 24, 2016 in respect to Integrated Media Technology Limited (the “Company” or “IMT”) Form 20-F (Amendment 2) filed on January 13, 2017.

We hereby respond the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and Staff’s comments are presented in bold italics.

Financial Statements

1. Refer to your response to comment 1. We note that you will include audited financial statements in the document for the fiscal year ending March 31, 2015 and audited interim financial statements for the six month period ended September 30, 2015 pursuant to Rule 3-05 of Regulation S-X.

In response to the Staff’s comment, we have included the audited financial statements for the year ended March 31, 2015 and the 6 months ended September 30, 2015 pursuant to Rule 3-05 of Regulation S-X on page F55 to F78 of the Form 20-F (Amendment 3).

We have also included certain amendments to the changes in our staffing per the attached mark-up sheet and in the Form 20-F (Amendment 3).

On behalf of the Board,

Yours sincerely

/S/ Dr. Herbert Ying Chiu Lee

Dr. Herbert Ying Chiu Lee

Director

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948